UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    721467108
                                 (CUSIP Number)

Owen C. Johnson                                       Guy Lawson
Executive Vice President, Organization and            McGrath North Mullin
Administration and Corporate Secretary                  & Kratz, PC LLO
ConAgra Foods, Inc.                              Suite 3700 First National Tower
One ConAgra Drive                                     1601 Dodge Street
Omaha, NE 68102                                       Omaha, NE 68102
(402) 595-4000                                        (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     1)   Names of Reporting Persons:
          I.R.S. Identification No. of Above Person:

          ConAgra Foods, Inc.      47-0248710

     2)   Check the Appropriate Box if a Member of a Group:
          (a)
          (b)

     3)   SEC Use Only:

     4)   Source of Funds (See Instructions):


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

     6)   Citizenship or Place of Organization:
          Delaware


         Number of Shares           (7) Sole Voting Power:            15,443,054
         Beneficially               (8) Shared Voting Power:          0
         Owned by Each              (9) Sole Dispositive Power:       15,443,054
         Reporting Person           (10) Shared Dispositive Power:    0
         With

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          15,443,054 shares

     12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     13)  Percent of Class Represented by Amount in Row (11):
          23.2%

     14)  Type of Reporting Person (See Instructions):
          CO

     ConAgra Foods, Inc. ("ConAgra Foods") makes this filing to amend certain information previously reported by ConAgra Foods. This filing constitutes Amendment No. 1 to the Statement on Schedule 13D of ConAgra Foods ("Amendment No. 1"). ConAgra Foods amends such prior Schedule 13D reports with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Pilgrim's Pride Corporation ("Pilgrim's Pride") by adding the following information to the items indicated:

ITEM 4.  PURPOSE OF TRANSACTION

     On December 7, 2004, ConAgra Foods entered into an underwriting agreement (the "Underwriting Agreement") with Pilgrim's Pride and the underwriters named therein, including Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Lehman Brothers Inc. as the representatives of the several underwriters (collectively, the "Underwriters"), related to the offering (the "Secondary Public Offering") of 10,000,000 shares of Common Stock by ConAgra Foods pursuant to an effective shelf registration statement on Form S-3 (File No. 333-117472) previously filed with the Securities and Exchange Commission. The Underwriters have an option to purchase a maximum of 1,500,000 additional shares of Common Stock from ConAgra Foods to cover any over-allotments.

     The Underwriting Agreement provides for a purchase price of the Common Stock of $29.50 per share and contains representations, warranties and indemnities by Pilgrim's Pride and ConAgra Foods, and other provisions customarily included in underwriting agreements relating to secondary public offerings. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to the Current Report on Form 8-K dated December 7, 2004 filed by Pilgrim's Pride with the Securities and Exchange Commission and is incorporated herein by reference.

     The closing of the Secondary Public Offering pursuant to the Underwriting Agreement occurred on December 13, 2004. At the closing, ConAgra Foods sold 10,000,000 shares of Common Stock to the Underwriters and received aggregate proceeds of $282,462,000. After giving effect to the sale of 10,000,000 shares of Common Stock, ConAgra Foods owned 15,443,054 shares of Common Stock representing approximately 23.2% of Pilgrim's Pride's total equity and approximately 2.6% of Pilgrim's Pride's total outstanding votes (based on 66,555,773 shares of Common Stock outstanding on December 3, 2004 and, applying the presumptions described in Article Four of the Pilgrim's Pride Certificate of Incorporation, 595,348,066 votes entitled to be cast at the Pilgrim's Pride annual meeting to be held on January 26, 2005 (the "2005 Annual Meeting"), as provided in the Pilgrim's Pride proxy statement for the 2005 Annual Meeting).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) ConAgra Foods is the beneficial owner of an aggregate of 15,443,054 shares of Common Stock constituting approximately 23.2% of the outstanding Common Stock (based on 66,555,773 shares of Common Stock outstanding on December 3, 2004, as provided in the Pilgrim's Pride proxy statement for the 2005 Annual Meeting).

                  (b) The table below summarizes the number of shares of Common Stock over which ConAgra Foods has sole voting and dispositive power and shared voting and dispositive power.

============================== ================================================
          Voting                                   Dispositive
------------------------------ ------------------------------------------------
Sole                 Shared              Sole                     Shared
------------------------------ -------------------------- ---------------------
15,443,054             0              15,443,054                    0
============================== ========================== =====================

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     1.   Underwriting   Agreement  dated  December  7,  2004   incorporated  by
          reference from Exhibit 1.1 to Pilgrim's Pride Current Report on Form 8-K dated December 7, 2004.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Amendment No. 1 is true, complete and correct.

DATED this 13th day of December, 2004.

                               CONAGRA FOODS, INC.


                               By:   /s/ Owen C. Johnson
                                  ---------------------------------------
                                  Owen C. Johnson
                                  Executive Vice President,
                                    Organization and Administration and
                                    Corporate Secretary